UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2023

NUVASIVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-50744	33-0768598
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

12101 Airport Way, Broomfield, Colorado 80021

(Address of principal executive offices) (Zip Code)

(800) 455-1476

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NUVA	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On August 2, 2023, NuVasive, Inc. (the “Company”) issued a press release announcing its financial results for the quarter ended June 30, 2023. A copy of this press release is furnished as Exhibit 99.1 to this Current Report.

Item 7.01	Regulation FD Disclosure.

During a conference call scheduled to be held at 1:30 p.m. Pacific Time on August 2, 2023, the Company’s Chief Executive Officer and Chief Financial Officer will discuss the Company’s results for the quarter ended June 30, 2023 and the Company’s outlook for the year ending December 31, 2023.

The information contained in this Current Report and the Exhibits hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release issued by NuVasive, Inc. on August 2, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Notes on Forward-Looking Statements

This Current Report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about NuVasive’s net sales outlook for 2023 and expectations regarding longer-term financial performance, and the consummation of the proposed transaction with Globus Medical, Inc. (“Globus Medical”) and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the impact of the COVID-19 pandemic on NuVasive’s business and financial results; (ii) further deterioration of general macroeconomic conditions, including inflationary pressures, disruptions to the global supply chain, fluctuations in currency exchange rates, higher freight and labor costs, and weakness in economic conditions generally; (iii) NuVasive’s ability to maintain operations to support its customers and patients in the near-term and to capitalize on future growth opportunities; (iv) risks associated with acceptance of NuVasive’s surgical products and procedures by spine surgeons and hospitals, (v) development and acceptance of new products or product enhancements, (vi) clinical and statistical verification of the benefits achieved via the use of NuVasive’s products, (vii) NuVasive’s ability to adequately manage inventory as it continues to release new products, (viii) the remaining conditions to closing of the transaction with Globus Medical may not be satisfied on a timely basis or at all, including obtaining regulatory approval, (ix) the anticipated tax treatment of the transaction may not be obtained, (x) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (xi) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (xii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (xiii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (xiv) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xv) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (xvi) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xvii) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xviii) legislative, regulatory and economic developments, and (xix) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, this Current Report contains selected financial results for NuVasive for the period ended June 30, 2023 which are prior to the completion of review and audit procedures by NuVasive’s external auditors and are subject to adjustment. NuVasive’s projections for 2023 net sales guidance and expectations regarding longer-term financial performance represent initial estimates and are subject to the risk of being inaccurate because of the preliminary nature of the forecasts, the risk of further adjustment, or unanticipated difficulty in selling products or generating expected profitability.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 initially filed by Globus Medical with the SEC on March 10, 2023, as amended on March 24, 2023, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer

This Current Report is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

This Current Report references the proposed business combination of NuVasive and Globus Medical. In connection with the proposed transaction, Globus Medical filed a registration statement on Form S-4 with the SEC on March 10, 2023, which was amended on March 24, 2023, and that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed transaction and the attendant benefits and risks. The registration statement was declared effective on March 28, 2023, and NuVasive filed a definitive proxy statement on March 28, 2023. Globus Medical and NuVasive commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on March 29, 2023. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or the registration statement on Form S-4 or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed by Globus Medical or NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive, as applicable. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer, by phone at (610)930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUVASIVE, INC.

Date: August 2, 2023	/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Executive Vice President and Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

NuVasive Announces Second Quarter 2023 Financial Results

–U.S. Cervical continues to deliver greater than 20% year-over-year growth–

–International net sales grew 6.8% as reported and 9.8% on a constant currency basis–

SAN DIEGO – August 2, 2023 – NuVasive, Inc. (NASDAQ: NUVA), the leader in spine technology innovation, focused on transforming spine surgery with minimally disruptive, procedurally integrated solutions, today announced financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Net sales were $317.8 million, a 2.4% increase as reported and a 3.1% increase on a constant currency basis, compared to the prior year period;

•	GAAP operating margin of 5.7%; Non-GAAP operating margin of 13.3%; and

•	GAAP diluted earnings per share of $0.14; Non-GAAP diluted earnings per share of $0.56.

“I’d like to congratulate our team on another solid quarter,” said Chris Barry, chief executive officer of NuVasive. “Our results reflect the strength of our differentiated product portfolios and continued commercial execution. Looking ahead, we remain excited and committed to combining with Globus Medical. And in doing so, drive value creation for our shareholders as we help change more patient lives around the globe.”

Second Quarter 2023 Results

NuVasive reported second quarter 2023 total net sales of $317.8 million, a 2.4% increase as reported and a 3.1% increase on a constant currency basis, compared to $310.5 million in the prior year period. Second quarter 2023 total net sales were primarily driven by further adoption of new products and higher procedural volumes in the U.S.

For the second quarter of 2023, GAAP and non-GAAP gross profit was $228.3 million, compared to $224.7 million in the prior year period. GAAP and non-GAAP gross margin was 71.8%, compared to 72.4% in the prior year period.

The Company reported GAAP net income of $7.4 million, or diluted earnings per share of $0.14, compared to GAAP net loss of ($0.9) million, or diluted loss per share of ($0.02) in the prior year period. On a non-GAAP basis, the Company reported net income of $29.8 million, or diluted earnings per share of $0.56, compared to non-GAAP net income of $24.8 million, or diluted earnings per share of $0.47 in the prior year period.

Cash and cash equivalents were $80.7 million as of June 30, 2023. During the second quarter, the Company repaid at maturity $450 million of its outstanding convertible notes using $350 million in borrowings under the Company’s credit facility plus cash on hand.

Full-year 2023 Net Sales Guidance

The Company continues to expect 2023 net sales growth of 6%—8% on an as reported and constant currency basis, compared to full year 2022, based on foreign currency rates as of July 31, 2023.

Conference Call and Webcast

NuVasive will hold a conference call on Wednesday, August 2, 2023, at 1:30 p.m. PT / 4:30 p.m. ET to discuss the results of its financial performance for the second quarter of 2023. The dial-in numbers are 1-877-407-9039 for domestic callers and 1-201-689-8470 for international callers. A live webcast of the conference call and supplemental financial information of the Company’s second quarter 2023 results will be available on the Investor Relations section of its website at www.nuvasive.com. An audio replay of the call will be available until August 9, 2023. The replay dial-in numbers are 1-844-512-2921 for domestic callers and 1-412-317-6671 for international callers. Please use pin number: 13739737. In addition, the webcast will be archived on the Investor Relations section of the Company’s website.

About NuVasive

NuVasive, Inc. (NASDAQ: NUVA) is the leader in spine technology innovation, with a mission to transform surgery, advance care, and change lives. The Company’s less-invasive, procedurally integrated surgical solutions are designed to deliver reproducible and clinically proven outcomes. The Company’s comprehensive procedural portfolio includes surgical access instruments, spinal implants, fixation systems, biologics, software for surgical planning, navigation and imaging solutions, magnetically adjustable implant systems for spine and orthopedics, and intraoperative neuromonitoring technology and service offerings. With more than $1 billion in net sales, NuVasive operates in more than 50 countries serving surgeons, hospitals, and patients. For more information, please visit www.nuvasive.com.

Reconciliation of GAAP to Non-GAAP Information

Management uses certain non-GAAP financial measures such as non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating margin, non-GAAP net income (loss), and non-GAAP diluted earnings (loss) per share. These non-GAAP financial measures exclude amortization of intangible assets, business transition costs, purchased in-process research and development, one-time restructuring charges, non-cash purchase accounting adjustments, inventory charges associated with product withdrawals, certain foreign currency impacts and related items in connection with acquisitions, investments and divestitures, costs related to the proposed merger with Globus Medical, certain litigation expenses and settlements, certain European medical device regulation costs, gains and losses from strategic investments, gains and losses from changes in fair value of derivatives, non-cash interest expense (excluding debt issuance cost) and other significant one-time items. Management also uses certain non-GAAP measures which are intended to exclude the impact of foreign exchange currency fluctuations. The measure constant currency utilizes an exchange rate that eliminates fluctuations when calculating financial performance numbers. The Company also uses measures such as free cash flow, which represents cash flow from operations less cash used in the acquisition and disposition of capital. Additionally, the Company uses an adjusted EBITDA measure which represents earnings before interest, taxes, depreciation and amortization and excludes the impact of stock-based compensation, business transition costs, purchased in-process research and development, one-time restructuring charges, non-cash purchase accounting adjustments, inventory charges associated with product withdrawals, certain foreign currency impacts and related items in connection with acquisitions, investments and divestitures, costs related to the proposed merger with Globus Medical, certain litigation expenses and settlements, certain European medical device regulation costs, gains and losses on strategic investments, gains and losses from changes in fair value of derivatives and other significant one-time items.

Management calculates the non-GAAP financial measures provided in this earnings release excluding these costs and uses these non-GAAP financial measures to enable it to further and more consistently analyze the period-to-period financial performance of its core business operations. Management believes that providing investors with these non-GAAP measures gives them additional information to enable them to assess, in the same way management assesses, the Company’s current and future continuing operations. These non-GAAP measures are not in accordance with, or an alternative for, GAAP, and may be different from non-GAAP measures used by other companies. Set forth below in the financial tables accompanying this press release are reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measure.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about NuVasive’s net sales outlook for 2023 and expectations regarding longer-term financial performance, and the consummation of the proposed transaction with Globus Medical and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the impact of the COVID-19 pandemic on NuVasive’s business and financial results; (ii) further deterioration of general macroeconomic conditions, including inflationary pressures, disruptions to the global supply chain, fluctuations in currency exchange rates, higher freight and labor costs, and weakness in economic conditions generally; (iii) NuVasive’s ability to maintain operations to support its customers and patients in the near-term and to capitalize on future growth opportunities; (iv) risks associated with acceptance of NuVasive’s surgical products and procedures by spine surgeons and hospitals, (v) development and acceptance of new products or product enhancements, (vi) clinical and statistical verification of the benefits achieved via the use of NuVasive’s products, (vii) NuVasive’s ability to adequately manage inventory as it continues to release new products, (viii) the remaining conditions to closing of the transaction with Globus Medical may not be satisfied on a timely basis or at all, including obtaining regulatory approval, (ix) the anticipated tax treatment of the transaction may not be obtained, (x) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (xi) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (xii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (xiii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (xiv) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xv) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (xvi) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xvii) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xviii) legislative, regulatory and economic developments, and (xix) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, this communication contains selected financial results for NuVasive for the period ended June 30, 2023, which are prior to the completion of review and audit procedures by NuVasive’s external auditors and are subject to adjustment. NuVasive’s projections for 2023 net sales guidance and expectations regarding longer-term financial performance represent initial estimates and are subject to the risk of being inaccurate because of the preliminary nature of the forecasts, the risk of further adjustment, or unanticipated difficulty in selling products or generating expected profitability.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 initially filed by Globus Medical with the U.S. Securities and Exchange Commission (“SEC”) on March 10, 2023, as amended on March 24, 2023, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

This communication references the proposed business combination of NuVasive and Globus Medical. In connection with the proposed transaction, Globus Medical filed a registration statement on Form S-4 with the SEC on March 10, 2023, which was amended on March 24, 2023, and that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed transaction and the attendant benefits and risks. The registration statement was declared effective on March 28, 2023, and NuVasive filed a definitive proxy statement on March 28, 2023. Globus Medical and NuVasive commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on March 29, 2023. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or the registration statement on Form S-4 or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed by Globus Medical or NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive, as applicable. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer, by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

No Offer

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

###

Investor contact:

Juliet C. Cunningham

NuVasive, Inc.

858-210-2129

investorrelations@nuvasive.com

Media contact:

Melanie Ordoñez

NuVasive, Inc.

858-722-3899

media@nuvasive.com

NuVasive, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2023	2022	2023	2022
Net sales:
Products	$288,889	$280,419	$568,259	$546,392
Services	28,897	30,032	57,238	54,821

Total net sales	317,786	310,451	625,497	601,213
Cost of sales (excluding below amortization of intangible assets):
Products	66,344	65,267	131,221	122,450
Services	23,131	20,491	44,624	42,405

Total cost of sales	89,475	85,758	175,845	164,855

Gross profit	228,311	224,693	449,652	436,358
Operating expenses:
Selling, general and administrative	163,859	160,696	340,051	320,977
Research and development	28,654	25,913	53,227	49,271
Amortization of intangible assets	8,021	12,637	16,817	25,669
Business transition costs	9,812	(7,624)	14,426	(4,564)

Total operating expenses	210,346	191,622	424,521	391,353
Interest and other expense, net:
Interest income	1,355	262	3,183	305
Interest expense	(6,008)	(4,352)	(10,386)	(8,731)
Other expense, net	(826)	(29,681)	(5,262)	(13,437)

Total interest and other expense, net	(5,479)	(33,771)	(12,465)	(21,863)
Income (loss) before income taxes	12,486	(700)	12,666	23,142
Income tax expense	(5,122)	(193)	(6,315)	(4,834)

Consolidated net income (loss)	$7,364	$(893)	$6,351	$18,308

Net income (loss) per share:
Basic	$0.14	$(0.02)	$0.12	$0.35

Diluted	$0.14	$(0.02)	$0.12	$0.35

Weighted average shares outstanding:
Basic	52,418	52,022	52,331	51,926

Diluted	52,907	52,022	52,843	57,299

NuVasive, Inc.

Consolidated Balance Sheets

(in thousands, except par value data)

	June 30, 2023	December 31, 2022
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$80,718	$248,663
Accounts receivable, net of allowances of $21,413 and $19,601, respectively	267,105	249,373
Inventory, net	350,805	338,601
Prepaid income taxes	8,566	7,118
Prepaid expenses and other current assets	21,060	21,457

Total current assets	728,254	865,212
Property and equipment, net	360,433	346,510
Intangible assets, net	169,848	184,289
Goodwill	638,428	639,663
Operating lease right-of-use assets	92,160	95,112
Deferred tax assets	75,825	68,273
Restricted cash and investments	1,494	1,494
Other assets	23,108	23,952

Total assets	$2,089,550	$2,224,505

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$118,809	$120,333
Contingent consideration liabilities	35,158	66,975
Accrued payroll and related expenses	49,867	58,448
Operating lease liabilities	10,785	10,019
Income tax liabilities	17,958	12,217
Short-term borrowings	350,000	—
Senior convertible notes	—	448,056

Total current liabilities	582,577	716,048
Long-term senior convertible notes	445,540	444,202
Deferred and other tax liabilities	15,980	13,088
Operating lease liabilities	99,823	103,806
Contingent consideration liabilities	35,951	63,640
Other long-term liabilities	17,136	14,831
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000 shares authorized, none outstanding	—	—
Common stock, $0.001 par value; 150,000 shares authorized at June 30, 2023 and December 31, 2022; 59,324 shares issued and 52,449 outstanding at June 30, 2023; 58,939 shares issued and 52,134 outstanding at December 31, 2022	63	63
Additional paid-in capital	1,487,698	1,469,411
Accumulated other comprehensive loss	(1,256)	(3,249)
Retained earnings	92,466	86,115
Treasury stock at cost; 6,875 shares and 6,805 shares at June 30, 2023 and December 31, 2022, respectively	(686,428)	(683,450)

Total equity	892,543	868,890

Total liabilities and equity	$2,089,550	$2,224,505

NuVasive, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended June 30,
(unaudited)	2023	2022
Operating activities:
Consolidated net income	$6,351	$18,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,385	73,285
Deferred income taxes	(5,008)	(5,304)
Amortization of non-cash interest	3,588	3,932
Stock-based compensation	14,855	14,321
Changes in fair value of contingent consideration	(3,910)	(8,836)
Net loss on strategic investments	298	232
Net loss from foreign currency adjustments	4,962	13,574
Reserves on current assets	4,294	(1,461)
Other non-cash adjustments	2,876	8,231
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(19,715)	(22,596)
Inventory	(12,407)	(14,632)
Prepaid expenses and other current assets	(479)	(111)
Payment of contingent consideration	(25,462)	(1,198)
Accounts payable and accrued liabilities	6,072	(4,859)
Accrued payroll and related expenses	(8,493)	(5,207)
Income taxes	4,280	413

Net cash provided by operating activities	38,487	68,092
Investing activities:
Purchases of property and equipment	(69,160)	(68,745)
Acquisitions and investments	(3,082)	(5,250)
Purchases of intangible assets	(3,000)	—
Other investing activities	—	(698)

Net cash used in investing activities	(75,242)	(74,693)
Financing activities:
Repayment of senior convertible notes	(450,000)	—
Proceeds from borrowings under revolving senior credit facility	350,000	—
Payment of contingent consideration	(31,671)	(6,839)
Proceeds from the issuance of common stock	3,432	3,716
Purchases of treasury stock	(2,978)	(5,565)
Other financing activities	(486)	(982)

Net cash used in financing activities	(131,703)	(9,670)
Effect of exchange rate changes on cash	513	(3,835)

Decrease in cash, cash equivalents and restricted cash	(167,945)	(20,106)
Cash, cash equivalents and restricted cash at beginning of period	250,157	247,585

Cash, cash equivalents and restricted cash at end of period	$82,212	$227,479

For the Three Months Ended June 30, 2023

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited - in thousands, except per share data)

	Gross Profit	Operating Profit	Net Income	Diluted EPS	Diluted WASO [6]	Net Income to Adjusted EBITDA
Reported GAAP	$228,311	$17,965	$7,364	$0.14	$52,907	$7,364
% of net sales	71.8%	5.7%
Amortization of intangible assets		8,021	8,021
Litigation related expenses and settlements [1]		2,916	2,916			2,916
Business transition costs [2]		9,812	9,812			9,812
European medical device regulation [3]		3,495	3,495			3,495
Net loss on strategic investments			608			608
Non-cash acquisition-related foreign currency impacts [4]			2,375			2,375
Tax effect of adjustments [5]			(4,801)
Interest expense/(income), net						4,653
Income tax expense						5,122
Depreciation and amortization						32,918
Non-cash stock-based compensation						7,948
Adjusted Non-GAAP	$228,311	$42,209	$29,790	$0.56	$52,907	$77,211
% of net sales	71.8%	13.3%				24.3%

[1]	Represents expenses and settlements associated with certain ongoing litigation matters.
[2]

Costs related to acquisition, integration and business transition activities which include severance, relocation, consulting, leasehold exit costs, costs related to the proposed merger with Globus Medical, third-party acquisition costs, contingent consideration fair value adjustments, and other costs directly associated with such activities.

[3]	Represents costs specific to updating our quality system, product labeling, asset write-offs and product remanufacturing to comply with European medical device regulation.
[4]	Represents non-cash adjustments to acquisition-related intercompany balances and contingent consideration liabilities held in a foreign currency.
[5]	Represents the impact from tax affecting the adjustments above at their statutory tax rate.
[6]	Adjusted non-GAAP diluted WASO excludes the impact of dilutive convertible notes for which the Company is economically hedged through its anti-dilutive bond hedge arrangements.

For the Six Months Ended June 30, 2023

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited - in thousands, except per share data)

	Gross Profit	Operating Profit	Net Income	Diluted EPS	Diluted WASO [6]	Net Income to Adjusted EBITDA
Reported GAAP	$449,652	$25,131	$6,351	$0.12	$52,843	$6,351
% of net sales	71.9%	4.0%
Amortization of intangible assets		16,817	16,817
Litigation related expenses and settlements [1]		13,318	13,318			13,318
Business transition costs [2]		14,426	14,426			14,426
European medical device regulation [3]		7,249	7,249			7,249
Net loss on strategic investments			298			298
Non-cash acquisition-related foreign currency impacts [4]			7,558			7,558
Tax effect of adjustments [5]			(11,470)
Interest expense/(income), net						7,203
Income tax expense						6,315
Depreciation and amortization						66,385
Non-cash stock-based compensation						14,855
Adjusted Non-GAAP	$449,652	$76,941	$54,547	$1.03	$52,843	$143,958
% of net sales	71.9%	12.3%				23.0%

[1]	Represents expenses and settlements associated with certain ongoing litigation matters.
[2]

Costs related to acquisition, integration and business transition activities which include severance, relocation, consulting, leasehold exit costs, costs related to the proposed merger with Globus Medical, third-party acquisition costs, contingent consideration fair value adjustments, and other costs directly associated with such activities.

[3]	Represents costs specific to updating our quality system, product labeling, asset write-offs and product remanufacturing to comply with European medical device regulation.
[4]	Represents non-cash adjustments to acquisition-related intercompany balances and contingent consideration liabilities held in a foreign currency.
[5]	Represents the impact from tax affecting the adjustments above at their statutory tax rate.
[6]	Adjusted non-GAAP diluted WASO excludes the impact of dilutive convertible notes for which the Company is economically hedged through its anti-dilutive bond hedge arrangements.

For the Three Months Ended June 30, 2022

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited - in thousands, except per share data)

	Gross Profit	Operating Profit	Net (Loss) Income	Diluted EPS	Diluted WASO [6]	Net (Loss) to Adjusted EBITDA
Reported GAAP	$224,693	$33,071	$(893)	$(0.02)	$52,022	$(893)
% of net sales	72.4%	10.7%
Amortization of intangible assets		12,637	12,637
Litigation related expenses and settlements [1]		(353)	(353)			(353)
Business transition costs [2]		(7,624)	(7,624)			(7,624)
European medical device regulation [3]		2,755	2,755			2,755
Net loss on strategic investments			232			232
Non-cash acquisition-related foreign currency impacts [4]			25,093			25,093
Tax effect of adjustments [5]			(7,009)
Interest expense/(income), net						4,090
Income tax expense						193
Depreciation and amortization						36,484
Non-cash stock-based compensation						7,514
Adjusted Non-GAAP	$224,693	$40,486	$24,838	$0.47	$52,539	$67,491
% of net sales	72.4%	13.0%				21.7%

[1]	Represents expenses and settlements associated with certain ongoing litigation matters, including infringement of the Company’s intellectual property.
[2]

Costs related to acquisition, integration and business transition activities which include severance, relocation, consulting, leasehold exit costs, third party merger and acquisitions costs, contingent consideration fair value adjustments, and other costs directly associated with such activities.

[3]	Represents costs specific to updating our quality system, product labeling, asset write-offs and product remanufacturing to comply with European medical device regulation.
[4]	Represents non-cash adjustments to acquisition-related intercompany balances and contingent consideration liabilities held in a foreign currency.
[5]	Represents the impact from tax affecting the adjustments above at their statutory tax rate.
[6]	Adjusted non-GAAP diluted WASO excludes the impact of dilutive convertible notes for which the Company is economically hedged through its anti-dilutive bond hedge arrangements.

For the Six Months Ended June 30, 2022

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited - in thousands, except per share data)

	Gross Profit	Operating Profit	Net Income	Diluted EPS [7]	Diluted WASO [8]	Net Income to Adjusted EBITDA
Reported GAAP	$436,358	$45,005	$18,308	$0.35	$57,299	$18,308
% of net sales	72.6%	7.5%
Non-cash purchase accounting adjustments on acquisitions [1]	557	557	557			557
Amortization of intangible assets		25,669	25,669
Litigation related expenses and settlements [2]		2,848	2,848			2,848
Business transition costs [3]		(4,564)	(4,564)			(4,564)
European medical device regulation [4]		4,946	4,946			4,946
Net loss on strategic investments			232			232
Non-cash acquisition-related foreign currency impacts [5]			15,775			15,775
Tax effect of adjustments [6]			(10,777)
Interest expense/(income), net						8,426
Income tax expense						4,834
Depreciation and amortization						73,285
Non-cash stock-based compensation						$14,321
Adjusted Non-GAAP	$436,915	$74,461	$52,994	$1.01	$52,475	$138,968
% of net sales	72.7%	12.4%				23.1%

[1]

Represents costs associated with non-cash purchase accounting adjustments, such as acquired inventory fair market value adjustments, which are amortized over the period in which underlying products are sold.

[2]	Represents expenses and settlements associated with certain ongoing litigation matters, including infringement of the Company’s intellectual property.
[3]

Costs related to acquisition, integration and business transition activities which include severance, relocation, consulting, leasehold exit costs, third party merger and acquisitions costs, contingent consideration fair value adjustments, and other costs directly associated with such activities.

[4]	Represents costs specific to updating our quality system, product labeling, asset write-offs and product remanufacturing to comply with European medical device regulation.
[5]	Represents non-cash adjustments to acquisition-related intercompany balances and contingent consideration liabilities held in a foreign currency.
[6]	Represents the impact from tax affecting the adjustments above at their statutory tax rate.
[7]	Reported GAAP diluted EPS is calculated using Net Income plus interest and debt issuance costs on senior convertible notes whose effect is dilutive, net of tax divided by diluted WASO.
[8]	Adjusted non-GAAP diluted WASO excludes the impact of dilutive convertible notes for which the Company is economically hedged through its anti-dilutive bond hedge arrangements.